Exhibit 99.1 : Independent Consolidated Auditor’s Report of Shinhan Bank as of December 31, 2024

SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the consolidated financial statements of Shinhan Bank and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

ㆍIdentify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

ㆍObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appro-priate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

ㆍEvaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

ㆍConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’

report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

ㆍEvaluate the overall presentation, structure and content of the consolidated financial statements, including the disc-losures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

ㆍObtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of Korean won)	Notes		2024	2023

Assets
Cash and due from banks	3,6,9,40,41	~~W~~	32,161,687	28,056,776
Securities at fair value through profit or loss	3,7,41,43		25,950,314	23,663,110
Derivative assets	3,8,41,43		7,403,480	3,263,290
Loans at amortized cost	3,9,41,43		387,840,817	348,642,129
Loans at fair value through profit or loss	3,9		772,358	536,824
Securities at fair value through other comprehensive income	3,10,18,43		52,203,335	50,609,366
Securities at amortized cost	3,10,18,43		28,856,882	30,719,163
Property and equipment	5,11,12,17,18		2,614,780	2,518,593
Intangible assets	5,13		1,012,388	1,087,206
Investments in associates	14		619,772	332,250
Investment properties	5,15		621,261	625,125
Net defined benefit assets	24		261,805	277,784
Current tax assets	37		61,722	38,814
Deferred tax assets	37		107,612	135,371
Other assets	3,9,16,41		16,173,365	17,955,031
Non-current assets held for sale	17		29,583	36,444
Total assets		~~W~~	556,691,161	508,497,276

Liabilities
Financial liabilities designated at fair value through profit or loss	19	~~W~~	261,299	254,832
Deposits	3,20,41		412,099,621	370,959,649
Financial liabilities at fair value through profit or loss	3,21		597,058	419,342
Derivative liabilities	3,8,41,43		7,536,786	3,512,594
Borrowings	3,22,40,41		22,719,172	26,701,198
Debt securities issued	3,23,40		46,692,753	37,750,685
Net defined benefit liabilities	24		8,274	6,977
Provisions	25,39,41		423,210	677,621
Current tax liabilities	37		266,634	164,681
Deferred tax liabilities	37		298,871	14,378
Other liabilities	3,12,26,41,44		29,022,748	34,504,106
Total liabilities			519,926,426	474,966,063

Equity
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		2,088,595	1,988,535
Capital surplus	27		403,164	403,164
Capital adjustments	27,37		2,154	1,946
Accumulated other comprehensive gain (loss)	27,37		93,197	(618,125)
Retained earnings	27,28		26,235,404	23,815,520
(Regulatory reserve for loan loss)			(2,348,954)	(2,500,641)
(Required provision for (reversal of) regulatory reserve for loan loss)			(442,012)	((151,687))
(Expected provision for (reversal of) regulatory reserve for loan loss)			(442,012)	((151,687))
Total equity attributable to equity holder of Shinhan Bank			36,750,592	33,519,118
Non-controlling interests	27		14,143	12,095
Total equity			36,764,735	33,531,213
Total liabilities and equity		~~W~~	556,691,161	508,497,276

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

`	Notes		2024	2023

Interest income
Financial instruments at fair value through profit or loss		~~W~~	697,467	584,502
Financial instruments at fair value through other comprehensive income and amortized cost			21,092,068	19,796,687
Interest expense			12,952,498	11,978,530
Net interest income	3,5,29,41,43		8,837,037	8,402,659

Fees and commission income			1,385,507	1,266,531
Fees and commission expense			362,535	355,580
Net fees and commission income	3,5,30,41,43		1,022,972	910,951

Dividend income	31,43		78,727	49,529
Net gain on financial instruments at fair value through profit or loss	32		354,535	740,907
Net foreign currencies transaction gain			339,943	161,476
Net gain (loss) on financial instruments designated at fair value through profit or loss	19		(6,466)	2,495
Net gain on disposal of securities at fair value through other comprehensive income	10		101,135	21,697
Net loss on disposal of securities at amortized cost	10		(41)	(107)
Provision for credit loss allowance	3,9,41		385,708	865,048
General and administrative expenses	33,41		3,913,170	3,813,872
Net other operating expenses	5,35,41		(1,369,718)	(1,463,490)
Operating income			5,059,246	4,147,197

Net non-operating expenses	5,36		(299,165)	(114,648)
Share of profit of associates	5,14		9,856	8,556
Profit before income taxes	5		4,769,937	4,041,105

Income tax expense	5,37		1,074,024	973,114
Profit for the year	5,28		3,695,913	3,067,991
(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2024:
3,253,901 million won
For the year ended December 31, 2023:
3,219,679 million won

(In millions of Korean won, except earnings per share data)	Notes		2024	2023

Other comprehensive income (loss) for the year, net of income tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences for foreign operations		~~W~~	353,868	(7,811)
Unrealized net change in fair value of securities at fair value through other comprehensive income			306,437	774,304
Shares in other comprehensive income of associates			8,235	7,156
			668,540	773,649
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans			(9,843)	(158,463)
Unrealized net change in fair value of securities at fair value through other comprehensive income			60,076	24,652
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			(1)	-
			50,232	(133,811)
Other comprehensive income for the year, net of income tax	3,27,37	~~W~~	718,772	639,838

Total comprehensive income for the year		~~W~~	4,414,685	3,707,829

Profit attributable to:
Equity holder of Shinhan Bank		~~W~~	3,695,449	3,067,681
Non-controlling interests			464	310
Profit for the year	5	~~W~~	3,695,913	3,067,991

Total comprehensive income attributable to:
Equity holders of Shinhan Bank		~~W~~	4,412,637	3,707,329
Non-controlling interests			2,048	500
Total comprehensive income for the year		~~W~~	4,414,685	3,707,829

Earnings per share:
Basic and diluted earnings per share in won	38	~~W~~	2,278	1,878

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2023

		Attributable to equity holder of Shinhan Bank
(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2023	~~W~~	7,928,078	2,088,542	403,164	2,515	(1,260,828)	21,997,438	8,351	31,167,260
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,067,681	310	3,067,991
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	(7,995)	-	184	(7,811)
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	802,015	(3,055)	(4)	798,956
Share of other comprehensive income of associates		-	-	-	-	7,156	-	-	7,156
Remeasurements of defined benefit plans		-	-	-	-	(158,473)	-	10	(158,463)
Total comprehensive income for the year		-	-	-	-	642,703	3,064,626	500	3,707,829

Transactions with ownersin their capacity as owner
Annual dividends to equity holder		-	-	-	-	-	(1,157,105)	-	(1,157,105)
Dividends to hybrid bond holders		-	-	-	-	-	(89,140)	-	(89,140)
Issuance of hybrid bonds		-	399,107	-	-	-	-	-	399,107
Repayment of hybrid bonds		-	(499,114)	-	(886)	-	-	-	(500,000)
Share-based payment transactions		-	-	-	18	-	-	-	18
Additional investments in subsidiaries		-	-	-	-	-	-	3,244	3,244
Others		-	-	-	299	-	(299)	-	-
Total transactions with owners in their capacity as owners		-	(100,007)	-	(569)	-	(1,246,544)	3,244	(1,343,876)
Balance at December 31, 2023	~~W~~	7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213

		Attributable to equity holder of Shinhan Bank
(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,695,449	464	3,695,913
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	352,277	-	1,591	353,868
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	360,647	5,866	-	366,513
Share of other comprehensive income of associates		-	-	-	-	8,235	-	-	8,235
Remeasurements of defined benefit plans		-	-	-	-	(9,836)	-	(7)	(9,843)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	-	(1)
Total comprehensive income for the year		-	-	-	-	711,322	3,701,315	2,048	4,414,685

Transactions with owners in their capacity as owner
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	-	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	-	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	-	399,387
Repayment of hybrid bonds		-	(299,327)	-	(673)	-	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	-	(4)
Others		-	-	-	885	-	(885)	-	-
Total transactions with owners in their capacity as owners		-	100,060	-	208	-	(1,281,431)	-	(1,181,163)
Balance at December 31, 2024	~~W~~	7,928,078	2,088,595	403,164	2,154	93,197	26,235,404	14,143	36,764,735

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of Korean won)		2024	2023

Cash flows from operating activities
Profit for the year	~~W~~	3,695,913	3,067,991
Adjustments for:
income tax expense		1,074,024	973,114
Interest income		(21,789,535)	(20,381,189)
Interest expense		12,952,498	11,978,530
Dividend income		(78,727)	(49,529)
		(7,841,740)	(7,479,074)
Income and expense items without cash inflow/outflow:
Net gain on financial instruments at fair value through profit or loss		(370,581)	(589,019)
Net gain on non-cash foreign currencies transactions		(120,998)	(12,985)
Net loss (gain) on financial instruments designated at fair value through profit or loss		6,466	(2,495)
Net gain on disposal of financial assets at fair value through other comprehensive income		(101,135)	(21,697)
Net loss on disposal of securities at amortized cost		41	107
Provision for credit loss allowance		385,708	865,048
Non-cash employee benefits		102,880	100,936
Depreciation and amortization		537,240	495,746
Net non-cash other operating expenses		200,889	409,261
Share of profit of associates		(9,856)	(8,556)
Non-operating expenses		204,130	54,977
		834,784	1,291,323
Changes in assets and liabilities:
Deposits at amortized cost		651,994	710,400
Securities at fair value through profit or loss		(391,326)	(856,019)
Derivative assets		2,775,565	3,850,984
Loans at amortized cost		(35,816,009)	(5,439,288)
Loans at fair value through profit or loss		(233,117)	435,505
Other assets		1,547,064	(1,959,296)
Deposits due to customers		38,845,506	(2,030,733)
Financial liabilities at fair value through profit or loss		9,418	(66,307)
Derivative liabilities		(2,598,931)	(3,923,647)
Defined benefit liabilities		(80,266)	(43,906)
Provisions		(456,726)	(4,779)
Other liabilities		(6,527,440)	9,432,298
		(2,274,268)	105,212

Income tax paid		(796,796)	(1,229,041)
Interest received		21,868,131	19,949,921
Interest paid		(12,414,047)	(10,594,650)
Dividends received		109,856	51,625
Net cash inflow from operating activities		3,181,833	5,163,307

(In millions of Korean won)		2024	2023

Cash flows from investing activities
Net cash flow of derivative financial instruments for hedges	~~W~~	45,974	13,687
Proceeds from decrease of securities at fair value through profit or loss		703,254	801,197
Acquisition of securities at fair value through profit or loss		(2,262,642)	(2,045,508)
Proceeds from decrease of securities at fair value through other comprehensive income		37,120,488	28,956,337
Acquisition of securities at fair value through other comprehensive income		(36,910,800)	(29,196,992)
Proceeds from decrease of securities at amortized cost		7,119,902	4,191,774
Acquisition of securities at amortized cost		(5,004,766)	(6,360,709)
Proceeds from disposal of property and equipment		2,229	1,807
Acquisition of property and equipment		(132,172)	(166,282)
Proceeds from disposal of intangible assets		16	5
Acquisition of intangible assets		(361,266)	(343,814)
Proceeds from disposal of investments in associates		51,139	10,979
Acquisition of investments in associates		(349,121)	(54,936)
Proceeds from disposal of investment properties		-	55
Acquisition of investment properties		(3,202)	(5,367)
Proceeds from disposal of non-current assets for sale		-	3,663
Decrease in other assets		539,398	545,601
Increase in other assets		(511,758)	(539,326)
Net cash inflow (outflow) from investing activities		46,673	(4,187,829)

Cash flows from financing activities
Net cash flow of derivative financial instruments for hedges		(9,420)	333
Increase in financial liabilities designated at fair value through profit or loss		-	209,969
Net increase (decrease) in borrowings		(5,329,664)	2,322,021
Proceeds from issuance of debt securities		36,665,988	32,950,691
Repayment of debt securities		(29,115,542)	(28,692,806)
Dividends paid		(1,280,546)	(1,247,209)
Issuance of hybrid bonds		399,387	399,107
Repayment of hybrid bonds		(300,000)	(500,000)
Increase in other liabilities		146,039	109,848
Decrease in other liabilities		(316,503)	(289,089)
Increase in non-controlling interests		-	3,244
Net cash inflow from financing activities		859,739	5,266,109

Effect of exchange rate fluctuations on cash and cash equivalents held		150,386	(5,601)
Net increase in cash and cash equivalents		4,238,631	6,235,986

Cash and cash equivalents at the beginning of the year (Note 40)		27,615,908	21,379,922
Cash and cash equivalents at the end of the year (Note 40)	~~W~~	31,854,539	27,615,908

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Please refer to attached courtesy PDF from page 10 to 129.